Filed pursuant to Rule 424(b)(3)
File No. 333-220381

Prospectus Supplement No. 1 Dated December 1, 2017
(To Prospectus Dated September 27, 2017)

13,080,292 Shares

 Common Stock

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) updates and supplements the prospectus of TripBorn, Inc. (the “Company,” “we,” “us,” or “our”) dated September 27, 2017 (the “Prospectus”), with the following attached document, which we filed with the Securities and Exchange Commission:

A.	Our Quarterly Report on Form 10-Q filed on November 14, 2017.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors section beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 1, 2017.

Index to Filings

Annex
Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017.	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number:  333-210821

TripBorn, Inc.
(Exact name of registrant as specified in its charter)

Delaware	27-2447426
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

812, Venus Atlantis Corporate Park
Near Prahalad Nagar Garden, Satellite
Ahmedabad, Gujarat, India 380 015
(Address of principal executive office) (Zip Code)

(91) 79 40191914
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

As of November 6, 2017, there were outstanding 95,711,874 shares of common stock, par value $0.0001 per share.

TripBorn, Inc.

Form 10-Q

For the Second Quarter and Six Months Ended September 30, 2017

PART I.  FINANCIAL INFORMATION
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

TRIPBORN, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Second Quarter Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Net revenue	$70,090	$162,560	$178,632	$256,802

Cost of revenue	6,987	130,659	26,873	199,605

Gross profit	63,103	31,901	151,759	57,197

Operating expenses
Selling, general, and administrative expenses	143,488	93,079	319,665	141,246
Legal and consulting expenses	50,024	73,093	97,647	150,061

Income (loss) from operations	(130,409)	(134,271)	(265,553)	(234,110)

Other income (expense)
Depreciation and amortization	(80,643)	(52,244)	(199,547)	(101,748)
Interest income	164		164
Interest expense	(9,095)	(37,068)	(69,589)	(71,458)
Total other income (expense)	(89,574)	(89,312)	(268,972)	(173,206)

Income (loss) before income tax expense	(219,983)	(223,583)	(534,525)	(407,316)
Income tax benefit (expense)	78,529	43,069	170,529	96,757

Net income (loss)	$(141,454)	$(180,514)	$(363,996)	$(310,559)

Basic income (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted income (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Basic weighted average number of shares	86,888,168	76,804,914	86,888,168	76,804,914
Diluted weighted average number of shares	86,888,168	76,804,914	86,888,168	76,804,914

See accompanying notes to financial statements.

TRIPBORN, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Second Quarter Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$(141,454)	$(180,514)	$(363,996)	$(310,559)
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation income / (loss)	227	(334)	27	(44)
Other comprehensive income (loss), net of tax	227	(334)	27	(44)
Comprehensive loss	$(141,227)	$(180,848)	$(363,969)	$(310,603)

See accompanying notes to financial statements.

TRIPBORN, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2017	2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,420,494	$516,707
Accounts receivable	164,528	289,089
Other current assets	351,615	294,203
Total current assets	1,936,637	1,099,999

Property and equipment, net	9,651	13,236
Intangible assets, net	1,359,572	1,563,222
Deferred income taxes	395,745	226,331
TOTAL ASSETS	$3,701,605	$2,902,788
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$67,168	$175,748
Other current liabilities	633,680	460,314
Total current liabilities	700,848	636,062

Long term liabilities
Loans payable – related party	0	0
Convertible notes	1,855,120	2,355,120
Total current and long term liabilities	2,555,968	2,991,182
Stockholders’ equity (deficit):
Preferred stock $.0001 par value	0	0
Authorized shares: 10,000,000
Common stock $.0001 par value	9,921	7,898
Authorized shares: 200,000,000
Shares issued and outstanding: 95,711,874 and 78,971,581
Additional paid-in capital	2,321,469	725,492
Accumulated other comprehensive income (loss)	6,759	6,732
Retained earnings (deficit)	(1,192,512)	(828,516)
Total stockholders’ equity	1,145,637	(88,394)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,701,605	$2,902,788

See accompanying notes to financial statements.

TRIPBORN, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIT)
 (Unaudited)

	Common Stock
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (deficit)	Total stockholder’s equity (deficit)
Balance at March 31, 2017	78,971,581	$7,898	$725,492	$6,732	$(828,516)	$(88,394)

Issuance of common stock	3,660,001	715	1,097,285			1,098,000

Conversion of debt to common stock	13,080,292	1,308	498,692			500,000

Other comprehensive income (loss)				27		27

Net income (loss)					(363,996)	(363,996)

Balance at September 30, 2017	95,711,874	9,921	2,321,469	6,759	(1,192,512)	1,145,637

See accompanying notes to financial statements.

TRIPBORN, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$(363,996)	$(310,559)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	199,547	101,748
Other comprehensive income (loss)	27	(44)
Changes in operating assets and liabilities:
Accounts receivable	124,561	(244,637)
Other current assets	(57,412)	(10,710)
Deferred tax asset	(169,414)	(79,312)
Accounts payable and accrued expenses	(108,580)	179,479
Other current liabilities	173,366	184,513
Net cash provided (used) by operating activities	(201,901)	(179,522)
Cash flows from investing activities:
Change in property and equipment	(3,734)	(11,987)
Change in intangible assets	11,422	8,597
Net cash used in investing activities	7,688	(3,390)
Cash flows from financing activities:
Increase in common stock	2,023	0
Change in additional paid in capital	1,595,977	0
Change in loan from shareholder	0	(23,958)
Change in convertible notes	(500,000)	150,000
Net cash provided (used) in financing activities	1,098,000	126,042
Net increase (decrease) in cash and cash equivalents	903,787	(56,870)
Cash and cash equivalents at beginning of period	516,707	251,971
Cash and cash equivalents at end of period	$1,420,494	$195,101
Supplemental cash flow information
Cash paid for interest	$0	$0
Income tax payments	$0	$0

See accompanying notes to financial statements.

Notes to Consolidated Financial Statements

September 30, 2017

(Unaudited)

1.	Organization and the Nature of Business

TripBorn, Inc. (“TripBorn” or the “Company”) is a business to business online travel agency (“OTA”) that offers travel reservations,related travel services and products, and a payment services product to travel agents in India through its proprietary internet-based platform at www.tripborn.com. TripBorn is a holding company that was incorporated in Delaware in January 2010 and operated as a shell company with nominal or no assets or operations until December 2015 when it acquired substantially all of the outstanding common stock of its operating subsidiary, Sunalpha Green Technologies Private Limited (“Sunalpha”). The Company has selected March 31 as its fiscal year end.
TripBorn was known as PinstripesNYC, Inc. until January 2016. TripBorn filed reports as PinstripesNYC, Inc. with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act”) from August 2010 until it terminated its registration under the Exchange Act in May 2013.

On December 14, 2015, the Company acquired all of the outstanding shares of Sunalpha, which was incorporated under the laws of the Republic of India on November 4, 2010. The transaction was accounted for as a reverse recapitalization. Sunalpha was the acquirer for financial reporting purposes, and TripBorn was the acquired company.

2.	Summary of Significant Accounting Policies

Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Basis of Presentation

The acquisition of all of the outstanding shares of common stock of Sunalpha by TripBorn on December 14, 2015 was accounted for as a reverse recapitalization. Sunalpha was the acquirer for financial reporting purposes, and TripBorn was the acquired company. Consequently, the assets, liabilities and results of operations that are reflected in the Company’s consolidated financial statements prior to the December 14, 2015 transaction are those of Sunalpha and are recorded using the historical cost basis. The consolidated financial statements after completion of the December 14, 2015 transaction include the assets, liabilities and results of operations of Sunalpha up to the day prior to the closing of the transaction, and the assets, liabilities and results of operations of the Company and Sunalpha from and after the closing of the transaction on December 14, 2015. All significant related party accounts and transactions between the Company and Sunalpha have been eliminated upon consolidation.

Revenue Recognition

The Company provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized at the time when significant risk and rewards are transferred to the customer. This is generally the case: (1) on the date of departure for vacation packages, (2) on the date of check in for hotel booking business and (3) on the date of issuance for the sale of airline tickets.

Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis, when the Company does not assume any performance obligation following the confirmation of the issuance of an airline ticket to the customer. In instances where the Company has procured coupons for airline tickets in advance for an anticipated future demand from customers and assumes the risk of loss for tickets not used, the revenue from the sale of such airline tickets is accounted for on the gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive programs are achieved.

Revenue from hotel reservations, including commissions earned, is recognized on a net basis as an agent, on the date of check-in, when the Company does not assume any performance obligation following the issuance of a hotel confirmation voucher to the customer. Where the Company has pre-booked hotel rooms for an anticipated future demand from customers and assumes the risk for unused hotel rooms, revenue from the sale of such hotel rooms is accounted for on the gross basis. Performance linked incentives from hotel bookings are recognized as income on achievement of performance obligations.

Revenue from vacation packages, including income from airline tickets sold to customers as a part of vacation packages, is accounted for on the gross basis as the Company is determined to be the primary obligor in the arrangement i.e., the Company bears the risks and responsibilities, including the responsibility for delivery of services.

Revenue from our payment services product is recognized as an agent on a net commission earned basis, as the Company does not assume any performance obligation following the confirmation of the money transfer.

Revenue from other sources, primarily comprising revenue from rail and bus ticket reservations is recognized as the services are performed. Revenue from rail and bus ticket reservations is recognized as an agent on a net commission earned basis, as the Company does not assume any performance obligation following the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event tickets are cancelled, revenue recognized with respect to commissions earned by the Company on such tickets is reversed and is netted against the revenue earned during the fiscal period, at the time the cancellation is made by the customer. In addition, a liability is recognized with respect to the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of vacation packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Cost of Revenue

Cost of revenue primarily consists of costs paid to hotel and vacation package suppliers for the acquisition of relevant services and products for sale to customers and includes the procurement cost of hotel rooms and other services.

Cost of revenue is the amount paid or accrued to procure these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Cost of revenue is recognized when incurred, which coincides with the recognition of the corresponding revenue.

Operating Expenses

Operating expenses include costs such as advertising and business promotion costs, utilities, rent, payroll and consultants fees and charges, which are recognized on an accrual basis. Depreciation and amortization costs are amortized over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ significantly from those estimates. The estimates underlying the Company’s Financial Statements relate to, accruals for travel transactions, valuation of accounts receivable, useful life of long-lived assets and income taxes.

Cash and Cash Equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents. The Company maintains cash balances in both US and Indian financial institutions.  At September 30, 2017 and 2016, deposits at  US financial institutions that exceeded the Federal Deposit Insurance Company (“FDIC”) $250,000 insured limits were $901,245 and $0, respectively. Bank of America’s credit rating is closely monitored by the Company and the Company does not believe it’s uninsured deposits at Bank of America constitutes any significant credit risk.

Sunalpha has nine accounts denominated in Indian Rupees. As of September 30, 2017 and 2016, the cash balance in financial institutions in India was USD $233,549 and $108,578, respectively. The transactions are undertaken in Indian Rupees and requires a foreign currency translation adjustment. The Company’s cash deposits in India are not insured against loss. The Company does not believe that this results in any significant credit risk.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms which generally range from 24 hours to seven to ten days from the time and date of transaction. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices exceeding credit terms are considered delinquent. Payments of accounts receivable are allocated to specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of the assets. The Company charges repairs and maintenance costs that do not extend the lives of the assets to expenses as incurred.

Intangible Assets

Intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets that have limited useful lives are amortized on a straight line basis over the shorter of their useful or legal lives.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains its cash in bank deposit accounts, which are not insured. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk related to its cash holdings.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with FASB ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records the estimated future tax effects of temporary differences between tax bases of assets and liabilities and amounts reported on the balance sheets as well as operating loss and tax credit carryforwards. Deferred taxes are classified as current or noncurrent based on the balance sheet classification of the related assets and liabilities. Deferred income tax results primarily from temporary differences related to net property and equipment for financial and income tax reporting.

US GAAP requires the Company’s management to evaluate tax positions taken by the Company and recognize a tax liability or asset if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has concluded that as of September 30, 2017 and 2016 there are no material uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company’s management believes that the Company’s income tax returns for the last three years remain subject to examination based on normal statutory periods subject to audits, notwithstanding any events or circumstances that may exist which could expand the open period.

Foreign Currency Translation

The Company translates the foreign currency financial statements into US Dollars using the year or reporting period end or average exchange rates in accordance with the requirements of ASC subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates in effect for the periods presented. The cumulative translation adjustment is included in the accumulated other comprehensive gain (loss) within shareholders’ equity (deficit).

3.	Change in Control Transaction

On December 8, 2015, the Company issued 71,428,570 shares of common stock to Arna Global LLC (“Arna”) for cash consideration of $95,500. Arna is wholly-owned by the Company’s President and director, Deepak Sharma. The Company accounted for the change in control transaction with Arna using the acquisition method of accounting. Arna obtained control of 93% of the outstanding shares of common stock of PinstripesNYC, Inc. in connection with the Stock Purchase Agreement among PinstripesNYC, Inc., Arna, and Maxim Kelyfos, LLC dated December 8, 2015, and was the acquirer. This transaction resulted in (1) no identifiable assets being acquired, (2) no liabilities being assumed, (3) no goodwill being recognized and (4) no gains being recognized from a bargain purchase.

4.	Acquisition of Sunalpha Green Technologies Private Limited

On December 14, 2015, the Company acquired substantially all of the outstanding shares of Sunalpha which was incorporated under the laws of the Republic of India in November 2010. The transaction was accounted for as a reverse recapitalization. Sunalpha was the acquirer for financial reporting purposes, and TripBorn was the acquired company. Consequently, the assets, liabilities and results of operations that are reflected in the Company’s consolidated financial statements prior to the December 14, 2015 transaction are those of Sunalpha and are recorded using the historical cost basis. The consolidated financial statements after completion of the December 14, 2015 transaction include the assets, liabilities and results of operations of Sunalpha up to the day prior to the closing of the transaction, and the assets, liabilities and results of operations of the Company and Sunalpha from and after the closing date of the transaction.

5.	Increase in Authorized Shares

The Company amended its certificate of incorporation on January 13, 2016 to (1) increase the authorized number of shares of common stock from 100,000,000 to 200,000,000 and (2) change its name from PinstripesNYC. Inc. to TripBorn, Inc.

6.	Property and Equipment

Property and Equipment consists of the following as of September 30 and March 31, 2017. The property and equipment listed below are recorded in the books of Sunalpha.

	September 30, 2017	March 31, 2017
Computer	$13,257	$20,782
Furniture and Fixture	4,138	4,138
Office Equipment	6,538	5,768
Software License	768	244
Total	24,701	30,933
Accumulated depreciation	(15,050)	(17,697)
Fixed assets, net	$9,651	$13,236

Depreciation expense for the quarters ended September 30, 2017 and 2016 is $(1,901), and $2,740, respectively.

7.	Intangible Assets

Intangible assets consist of the following as of September 30 and March 31, 2017:

	September 30, 2017	March 31, 2017
API Access	$132,399	$129,876
Software	1,651,000	1,651,000
Total	1,783,399	1,780,876
Accumulated amortization	(423,827)	(217,654)
Intangible assets, net	$1,359,572	$1,563,222

Amortization expense for the quarters ended September 30, 2017 and 2016 was $82,550 and $49,500, respectively.

Estimated amortization for the years ended March 31, 2018 – 2022:

Years ended March 31	2018	2019	2020	2021	2022
Estimated amortization expense	$256,946	$342,594	$342,594	$342,594	$116,644

Intangible assets consist of Application Programming Interface (API) access with major travel companies and a customized online transaction platform called Travelcord for use on the Company’s website, www.tripborn.com. Application Programming Interface components are used to send/receive/retrieve various data to and from supplier systems for tickets availability, pricing, aggregation and booking information. The API specifies how software components or applications should interact with each other using graphical user interfaces (GUI). These components are automated software components or set of routines, protocols and tools for building and communicating various software applications.

Following the Company’s acquisition of Sunalpha, the Company acquired ownership and development rights to the Travelcord software from Arna for a fee of $956,000 pursuant to a Software Agreement dated December 16, 2015. The Company paid the $956,000 fee to Arna in the form of a convertible promissory note. The Travelcord software was recognized as an intangible asset at historical cost pursuant to ASC 350-40 Intangibles – Goodwill and Other, Internal Use Software, and no goodwill was recognized. Arna acquired the Travelcord software from Takniki Communications, which is wholly-owned by our Vice President and director, Sachin Mandloi pursuant to a Software Development Agreement, dated January 26, 2015.

On September 23, 2016, we entered into a software development agreement with Takniki Communications to further develop and enhance our online transaction platform, Travelcord. Pursuant to this software development agreement, we agreed to pay a fee of $695,000 upon delivery of enhanced software, which occurred on December 31, 2016. The Company paid for the software development by issuing a convertible promissory note in the principal amount of $695,000 to Takniki Communications.

8.	Tax Recovery Charges

The Company, through its internet-based platform, facilitates the purchase of travel products and services from third party travel service providers. The Company incurs service taxes at specified rates on the services it acquires from the travel service providers. The Company charges service taxes at specified rates on sales of travel and travel related products to clients. The net difference of the amount paid while acquiring services and the amount collected while selling the services is remitted to taxing authorities ("tax recovery charge"). As of September 30, 2017, the Company has a balance with the tax authority to offset future service tax dues.

9.	Related Party Transactions

i.	Convertible Notes

Mr. Sharma loaned the Company $156,407, which is evidenced by a convertible promissory note, dated March 8, 2016, which bears interest at an annual rate of 10%. The principal amount together with accrued and unpaid interest thereon becomes due and payable on March 7, 2019. In the event that the Company completes an underwritten public offering of its common stock in connection with a listing on a national securities exchange (an “Uplist Transaction”) prior to the March 7, 2019 maturity date, the outstanding principal balance of the note will automatically convert into 3,432,234 shares of common stock (the “Sharma Note Shares”). If the Uplist Transaction does not occur prior to the maturity date, Mr. Sharma will have the option to receive full payment of the outstanding principal balance or the Sharma Note Shares, each together with accrued unpaid interest paid in cash. Mr. Sharma also will have the option to receive full payment of the outstanding principal or the Sharma Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.  The current amount of principal and interest outstanding on this note at September 30, 2017 is $181,909.

Mr. Mandloi loaned the Company $38,076, which is evidenced by a convertible promissory note, dated March 8, 2016, which bears interest at an annual rate of 10%. The principal amount together with accrued and unpaid interest thereon becomes due and payable on March 7, 2019. In the event that the Company completes an Uplist Transaction prior to the March 7, 2019 maturity date, the outstanding principal balance of the note will automatically convert into 835,552 shares of common stock (the “Mandloi Note Shares”). If the Uplist Transaction does not occur prior to the maturity date, Mr. Mandloi will have the option to receive full payment of the outstanding principal balance or the Mandloi Note Shares, each together with accrued unpaid interest paid in cash. Mr. Mandloi also will have the option to receive full payment of the outstanding principal or the Mandloi Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.  The current amount of principal and interest outstanding on this note at September 30, 2017 is $44,284.

In connection with the Software Agreement described in Note 7 above, Arna, wholly owned by the Company’s president, loaned the Company $956,000, which is evidenced by a convertible promissory note, dated March 8, 2016, which bears interest at an annual rate of 10%. The principal amount together with accrued and unpaid interest thereon becomes due and payable on March 7, 2019. In the event that the Company completes an Uplist Transaction prior to the March 7, 2019 maturity date, the outstanding principal balance of the note will automatically convert into 21,194,381 shares of common stock (the “Arna Note Shares”). If the Uplist Transaction does not occur prior to the maturity date, Arna will have the option to receive full payment of the outstanding principal balance or the Arna Note Shares, each together with accrued unpaid interest paid in cash. Arna also will have the option to receive full payment of the outstanding principal or the Arna Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.  The current amount of principal and interest outstanding on this note at September 30, 2017 is $1,111,877.

On September 23, 2016, we entered into a software development agreement with Takniki Communications to further develop and enhance our online transaction platform, Travelcord. Pursuant to this software development agreement, we agreed to pay a fee of $695,000 upon delivery of enhanced software, which occurred on December 31, 2016. The Company paid for the software development by issuing a convertible promissory note in the principal amount of $695,000 to Takniki Communications with a maturity date of December 31, 2019, and bearing interest at a rate of 10%. The principal amount of this note is convertible into 10,303,070 shares of our common stock at the noteholder’s option at maturity.  In the event that the Company completes an Uplist Transaction prior to the December 31, 2019 maturity date, the outstanding principal balance of the note will automatically convert into 10,303,070 shares of common stock (the “Takniki Note Shares”). If the Uplist Transaction does not occur prior to the maturity date, Takniki will have the option to receive full payment of the outstanding principal balance or the Takniki Note Shares, each together with accrued unpaid interest paid in cash. Takniki also will have the option to receive full payment of the outstanding principal or the Takniki Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.  The current amount of principal and interest outstanding on this note at September 30, 2017 is $747,917.

ii.	Loans Payable - Related Party

Loans payable – related party include advances of $21,457 and $2,501 provided by Arna and Mr. Sharma, respectively. These advances were provided to the Company to meet certain operating expenses.  These loans were repaid on July 11, 2016.

iii.	Guarantee

Deposits of the Company’s President and Managing Director with IndusInd Bank Ltd. serve as collateral for a guarantee in the amount of $50,000 in favor of the International Air Transport Association (“IATA”) on behalf of Sunalpha. IndusInd Bank Ltd. will pay the guaranteed amount for such period as the Company’s President and Managing Director maintains a deposit at IndusInd Bank Ltd.

10.	Convertible Notes

On February 8, 2016, the Company issued convertible promissory notes to three accredited investors in the aggregate principal amount of $350,000 pursuant to a note purchase agreement of the same date. Interest accrued at the rate of 6% per annum. In the event that the Company completed an Uplist Transaction, prior to the February 8, 2019 maturity date, the outstanding principal balance of the note would automatically convert into a total of 9,156,206 shares of common stock (the “February 2016 Note Shares”). If the Uplist Transaction did not occur prior to the maturity date, the noteholders would have had the option to receive full payment of the outstanding principal balance or the February 2016 Note Shares, each together with accrued unpaid interest paid in cash. The noteholders also had the option to receive full payment of the outstanding principal or the February 2016 Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.

On July 1, 2016, the Company issued convertible promissory notes to an accredited investor in the aggregate principal amount of $150,000 pursuant to the note purchase agreement dated February 8, 2016. Interest  accrued at the rate of 6% per annum. In the event that the Company completed an Uplist Transaction, prior to the July 1, 2019 maturity date, the outstanding principal balance of the note would automatically convert into a total of 3,924,088 shares of common stock (the “July 2016 Note Shares”). If the Uplist Transaction did not occur prior to the maturity date, the noteholder would have had the option to receive full payment of the outstanding principal balance or the July 2016 Note Shares, each together with accrued unpaid interest paid in cash. The noteholder also will have the option to receive full payment of the outstanding principal or the July 2016 Note Shares, each together with accrued unpaid interest paid in cash, in connection with a “sale of the company” as such term is defined in the convertible promissory note.

On July 14, 2017, the Company entered into a letter agreement (the “Letter Agreement”) with the three accredited investors to amend their convertible promissory notes dated February 8, 2016 and July 1, 2016. The Letter Agreement permitted that at any time while the notes were outstanding, the notes were convertible, at the option of the investors, into shares of the Company’s common stock.  Subsequently, on July 15 and 16, 2017, the investors elected to convert an aggregate of $500,000 of convertible debt into 13,080,292 shares of the Company’s common stock. Accrued and unpaid interest of $42,372 will be paid to the investors.

11.	Stockholders’ Equity

During the quarter ended September 30, 2017, the Company issued and sold 1,836,668 shares of the Company’s common stock, par value $0.0001 pursuant to a private placement.  The purchase price per share was $0.30 resulting in aggregate proceeds of $551,000 to the Company.

12.	Income Tax

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets at September 30, 2017 and March 31, 2017 were $395,745 and $226,331, respectively.

The Company files its income tax returns on a fiscal year basis.

The future effective income tax rate depends on various factors, such as the Company’s income (loss) before taxes, tax legislation and the geographic composition of pre-tax income.

The Company files income tax returns in the U.S. Federal jurisdiction and various State jurisdictions. Sunalpha files tax returns in India. The Company is generally subject to U.S. Federal, State and local examinations by tax authorities for the past three years.

13.	New Accounting Pronouncements

i.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update ("ASU") No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. Preliminarily, the Company plans to adopt Topic 606 using the retrospective transition method, and is continuing to evaluate the impact its pending adoption of Topic 606 will have on its consolidated financial statements.  The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09.  Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.  While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

ii.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and (9) Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim reporting periods within fiscal years beginning after December 15, 2019. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

iii.
In February 2016, the FASB issued ASU No. 2016-02, "Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new ASC 842 "Leases" to replace the previous ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim reporting periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

iv
In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control.” The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim reporting periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

v
In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

14.	Net Income (Loss) Per Share

A reconciliation of net loss and weighted average shares used in computing basic and diluted net income per share is as follows:

	Second Quarter Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Basic net income (loss) per share:
Net income (loss) applicable to common shares	$(141,454)	$(180,514)	$(363,996)	$(310,559)
Weighted average common shares outstanding	86,888,168	76,804,914	86,888,168	76,804,914
Basic net income (loss) per share of common stock	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Diluted net income (loss) per share:
Net income (loss) applicable to common shares	$(141,454)	$(180,514)	$(363,996)	$(310,559)
Weighted average common shares outstanding	86,888,168	76,804,914	86,888,168	76,804,914
Dilutive effects of convertible debt	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average common shares, assuming dilutive effect of convertible debt	86,888,168	76,804,914	86,888,168	76,804,914
Diluted net income (loss) per share of common stock	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Due to net loss, the shares of common stock underlying the convertible notes described in Notes 9 and 10 were not included in the calculation of diluted net loss per share, as they would have had an antidilutive effect.

15.	Commitments

The Company is the B2B Principal Agent of the Indian Railway Catering and Tourism Corporation, or IRCTC, which is a government entity that allows the Company to offer reservations through Indian Railways’ passenger reservation system on the Company’s webpage. Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transportation. The Company has integrated its online portal with IRCTC’s to provide a seamless booking process. Pursuant to an Application Programming Interface (API) agreement, dated October 5, 2015, the Company is required to pay a minimum annual maintenance fee of $7,500 to IRCTC. In the event the agreement is renewed, the amount based on the number of active railway agents that use the Company rail booking services on the Company’s platform will be payable annually. On September 30, 2016, the Company renewed its agreement with the IRCTC and paid an annual maintenance fee of $8,600 based on the number of active railway agents it has enrolled to book rail tickets.  The Company is currently in the process of renewing its agreement with the IRCTS for another year.

Until December 8, 2015, the Company shared office space with Maxim Group LLC. The majority member of Maxim Group LLC is the sole stockholder of Maxim Kelyfos, LLC, which owned 93% of the Company’s common stock outstanding prior to the acquisition of Sunalpha by the Company.

Through Sunalpha, the Company currently occupies approximately 2,455 square feet of office space in Ahmedabad, India, owned by a director of the Company on a rent-free basis. As of September 30, 2017 and 2016, the Company has not paid any rent for this office space. The Company is expected to pay market rate rent once the Company is profitable.

The Company has leased office space in Ahmedabad, India effective from March 1, 2016 for a term of five years. The operations of the Company are being undertaken from the new premises. The Company will pay approximately $1,260 per month pursuant to the lease agreement.

The Company entered into a consulting agreement effective May 24, 2016 with LogiCore Strategies, LLC (“LogiCore”), pursuant to which Richard J. Shaw serves as the Company’s Chief Financial Officer. The Company compensates LogiCore for Mr. Shaw’s time at an annual rate of $60,000.

16.	Subsequent Events

As of October 17, 2017, the Company’s common stock has been quoted on the OTCQB Market.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of earnings, revenues or other financial items; any statements regarding the adequacy, availability and sources of capital, any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words. In addition to any assumptions and other factors and matters referred to specifically in connection with such forward-looking statements, factors that could cause actual results or outcomes to differ materially from those contained in forward-looking statements include those factors set forth in this Quarterly Report, particularly under the headings, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations" and subsequent reports that we file with the Securities and Exchange Commission.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. We do not intend, and undertake no obligation, to update any forward-looking statement, except as required by law.

Notwithstanding the above, Section 21E of the Securities Exchange Act of 1934, as amended, expressly states that the safe harbor for forward looking statements under the PSLRA does not apply to companies that issue penny stocks. Accordingly, the safe harbor for forward looking statements under the PSLRA is not currently available to us because we may be considered to be an issuer of penny stock.

The information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes included in this Quarterly Report, and the audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K filed on June 29, 2017.

Overview
We are an online travel agency, sometimes referred to as an OTA, that offers travel reservations and related travel services and products to travel agents in India through our website, www.tripborn.com. Currently, we operate as a business to business, or B2B, online travel agency that serves travel agents and travel companies based in India in booking travel services and products for their customers. Through our internet-based platform, our travel agent customers can search and book domestic and international air tickets, hotels, vacation packages, rail tickets and bus tickets, as well as ancillary travel-related services, and e-commerce payment services products. We serve over 4,005 travel agents in the Indian states of Gujarat, Maharashtra, Rajasthan, Karnataka and Madya Pradesh. At this time, approximately 85% of our travel agent customers are based in Gujarat, primarily in and around the city of Ahmedabad.

We are a holding company incorporated in Delaware in 2010. Deepak Sharma, our President and director, formed our operating subsidiary, Sunalpha Green Technologies Private Limited, under the laws of the Republic of India in 2010. Sunalpha commenced operations as an OTA in India in February 2014.

Prior to acquiring Sunalpha in December 2015, we operated as a shell company with nominal or no assets or operations. We were known as PinstripesNYC, Inc. until January 2016. We filed reports as PinstripesNYC, Inc. with the SEC under the Exchange Act from August 2010 until we terminated our registration under the Exchange Act in May 2013. Our fiscal year ends on March 31. We refer to the fiscal year ended March 31, 2018 as fiscal 2018 and the fiscal year ended March 31, 2017 as fiscal 2017.

We manage our OTA business through Travelcord, our proprietary internet-based online transaction platform. Through our website, www.tripborn.com, we offer a wide inventory of travel services and products to travel agents who serve the growing middle class of largely offline travelers in semi-urban and rural regions of India. Through our proprietary technology, we consolidate and provide our travel agent customers with access to travel bookings and hotel reservations that otherwise would be costly and time-consuming to obtain for their customers in an often-fragmented marketplace. While some of our more established competitors have focused on selling directly to consumers in urban areas, our travel agent partners tend to be small, brick and mortar establishments that serve travelers who rely on more personalized transactions for their travel booking needs due to language barriers and lack of access to the internet or credit cards. We have grown our operations through referrals and a focus on addressing our travel agent customers’ needs through technology. As internet penetration in India continues to increase, we anticipate that we will be in a position to use our established platform to offer travel services and products directly to consumers.

We generate revenue through our ticketing business, which includes rail ticketing, bus ticketing and air ticketing, and our hotel reservations and vacation and business packages business. We also generate revenue by providing online payment services and access to visa processing services.

In our ticketing business, our main sources of revenue are (i) commissions and incentive payments from airline suppliers for tickets booked by our travel agent customers through our distribution channels and (ii) service fees we charge our customers.

Our Services and Products
Our internet-based platform at www.tripborn.com provides participating travel agents, travel managers, arrangers and corporations with the ability to quickly search and book the services described below for their largely offline customers. Many of our arrangements with our travel service suppliers are informal and provide our counterparties with the ability to terminate or suspend the arrangements with little or no notice. Our arrangements with our travel service suppliers with respect to the terms of our sales targets, incentives, commissions and discounts often are subject to change at the discretion of our supplier and are negotiated periodically on a quarterly or yearly basis, if not more frequently. We also typically pay fees to our travel service suppliers to directly connect into their booking systems on an initial and/or ongoing basis.

Air ticketing

Our travel agent customers can book domestic or international flights through our website. We have agreements with India’s three domestic low cost carriers. In addition, through our website, we offer our travel agents access to international air tickets to destinations worldwide as an approved agent of the International Association of Travel Agents, or IATA, and through our aggregators, which have agreed to provide us with access to their airline ticket inventory.

Our platform at www.tripborn.com allows our customers to search for available tickets based on their customers’ requirements. Our platform quickly processes the available inventory of our aggregators and suppliers and displays the results, including availability, schedules and prices. The prices displayed include the commission that our customers will earn on the ticket sales.

We typically procure tickets from our suppliers and sell them to our travel agent customers. We earn revenue by charging a markup or adding fees to the ticket price and by charging booking fees, service charges and/or payment gateway charges for using our website. We also receive revenue from our suppliers by earning incentives and/or commissions based on the volume of tickets we purchase from our suppliers. We may pre-purchase blocks of air tickets from our suppliers and hold them to resell within specified time periods. If we are not able to sell these pre-purchased tickets, we recognize a loss. We also may pay in advance for air tickets to receive a discount on purchases from our suppliers. These advance payments are credited toward future air ticket sales.

Hotel reservations

We offer access to reservations with 400,000 hotels across the world, including hotels in India through aggregators that we have directly connected into our booking system. Our platform allows our travel agent customers to meet their customers’ needs by searching for hotel availability by location and sorting search results by star ratings and price. Our search results include photos and descriptions of the hotels’ amenities. We arrange for hotel bookings for our travel agent customers by securing the booking at base rates and earn revenue by including a markup or fees on the rates billed to our travel agent customers and by charging booking fees, service charges and/or payment gateway charges for using our website. We also may earn incentives and/or commissions from our suppliers for completing bookings. In some cases, our employees may arrange for hotel bookings directly with individual hotels. In addition, we may pre-purchase blocks of reservations from our suppliers and hold them to resell within specified time periods. If we are not able to sell these reservations, we recognize a loss.

Bus ticketing

Our travel agent customers can book bus tickets on our website through an aggregator that is directly connected into our booking system. Our platform consolidates ticketing for largely unorganized regional bus services for the benefit of our travel agent customers and their customers. As a value-added service, our platform allows our travel agent customers to select specific seats by gender, which is of interest to their Indian customers.  We may also procure bus tickets offline from individual bus operators for our travel agent customers. We procure bus tickets for our travel agent customers at base rates and earn revenue by including a markup or fees on the tickets. We also earn incentives and commissions from our supplier for completing bookings.

Rail ticketing

We are a B2B Principal Agent of the Indian Railway Catering and Tourism Corporation, or IRCTC, which is a government entity that allows us to offer reservations through Indian Railways’ passenger reservation system on our webpage. Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transportation. We have integrated our system with IRCTC’s to provide a seamless booking process for our travel agent customers. According to the 2015-2016 annual report of the Ministry of Railways, Indian Railways sold 200 million tickets in 2015-2016 and carries approximately 23 million passengers daily. Rail travel is the primary mode of transportation for Indians, particularly in rural areas.

As a Principal Agent, we enroll our travel agent customers to book rail tickets for their customers through our platform. We earn revenue by collecting enrollment fees from our travel agent customers, by collecting service charges on each seat booked and by collecting payment gateway charges on the amount of the transaction. The IRCTC determines ticket prices and the maximum amount of the service charge (currently, between approximately $0.30 and $0.60 per ticket). We also may charge our travel agent customers a fee based on the percentage of the transaction value for payment gateway charges (currently, up to two percent).

Sunalpha entered into an agreement with IRCTC for a one-year term that expired in October 2016. On September 30, 2016, Sunalpha renewed its agreement with the IRCTC. The agreement will expire on October 5, 2017 and may be renewed for an additional annual term in the discretion of the IRCTC. The IRCTC may terminate or temporarily suspend the agreement without prior notice.  The Company is currently in the process of renewing its agreement with the IRCTC, but as of November 6, 2017, no such agreement was finalized.

Visa processing

Through third parties, we can arrange for visa processing as an ancillary service for the customers of our travel agent customers. We pay our suppliers for the service and collect fees from our travel agent customers.

Vacation packages

Our travel agent customers can search our platform for available vacation packages or submit inquiries regarding their customers’ preferences to be fulfilled by us and/or our third-party suppliers. Our call center also is available to our travel agent customers to facilitate these requests. We arrange for vacation package bookings for our travel agent customers by securing the booking at base rates and earn revenue by including a markup or fees on the rates billed to our travel agent customers and by charging booking fees, service charges and/or payment gateway charges for using our website. We also may earn incentives and/or commissions from our suppliers for completing bookings. In addition, we may create packages based on our travel agent customers’ specifications by purchasing the components of the package from our suppliers as necessary.

Pre- and post-paid services and utilities

As a value-added service, our travel agent customers may use our internet platform to make pre- and post-paid mobile payments and payments for television service and data cards on behalf of their customers. We pay our suppliers for the services and earn a commission as a percentage of the price of the services. We also pass a service charge on to our travel agent customers.

Payment services product

As a value-added service, our travel agent customers may use our internet platform to make cash transfers on behalf of their customers. We pay our suppliers for the services and earn a commission as a percentage of the price of the services. We also pass a service charge on to our travel agent customers. We originate domestic remittance transactions, which is the sending of money from one consumer using our agent network within India to another consumer, a service that enables consumers to withdraw cash from their bank accounts.

White label solution

Through our internet platform, we provide white label travel solutions that allow our travel agent customers to use their own branded platform for customer use. Agents that take advantage of this service can offer tickets and reservations through their own branded website powered by our platform and can issue tickets that include their own logos.

Historical Operations and Outlook

Since commencing operations as an OTA in February 2014, we have grown our business by initially processing a few transactions a day to processing 161,065 in our quarter ended September 30, 2017, with 72,943 in rail, 55,344 in payment services, and 25,261 in vacation packages. We have steadily worked to add suppliers in order to provide additional services and better pricing for our travel agent customers. In the development stages, we have relied on user feedback to enhance our core technology. As internet penetration in India continues to increase, we anticipate that we will be in a position to use our established platform to offer travel services and related services directly to consumers. We believe our online platform is capable of managing hundreds of suppliers and millions of transactions in furtherance of our growth strategies.

In November 2015, we integrated the Indian Railway reservation system into our online platform using complex and scalable technology tools. Previously, we provided rail ticketing through a third party supplier. Becoming a principal agent has resulted in and will continue to result in an increase in rail ticketing revenue associated with an increase in fees associated with enrolling our travel agent customers and usage fees for ticketing. We have also experienced, and anticipate that we will continue to see, an increase in selling, general and administrative expenses associated with hiring additional personnel and expanding our marketing activities in connection with the expanded rail ticketing services as well as an increase in legal and consulting expenses associated with becoming a reporting company with the SEC.

Assuming we are successful in enrolling new travel agents while retaining our existing travel agents, we anticipate that we will achieve sustainable and predictable cash flow and revenue growth, year-over-year. However, there is no assurance that we will be successful in implementing our business model and achieving our operational and financial objectives.

We have seen an increase in bookings through our website during the first half of fiscal 2018 but we have not seen a corresponding increase in revenue.  The increase in bookings is due to the recent expansion of our sales force and our expansion into the states of Maharashtra, Karnataka and Madya Pradesh. In an effort to gain market share, we have decreased our margins over the last three quarters, resulting in continued net losses.  We expect that it will several quarters before we are able to increase our margins.

India remains a largely unbanked country with cash transactions typical.  The Indian government’s decision to demonetize their two largest bank notes in circulation on November 8, 2016 caused a disruption throughout India’s economy, slowing growth and forcing customers to focus on day to day expenses.  This move slowed India’s GDP during the fourth quarter of fiscal 2017 to 6.1% causing India to lose its status as being the world’s fastest growing economy. During the first quarter of fiscal year 2018, India’s GDP grew by 6.1%.  Growth in some of our travel products slowed during the quarter, while our payment services product grew during this period.  We believe that the slowdown in growth will be short lived as the impacts of re-monetization have begun to be felt and GDP growth is projected to be 6.7% and 7.4% in 2017 and 2018 according to the International Monetary Fund (IMF) in its latest World Economic Outlook released October 10, 2017.

Effective July 1, 2017 the Indian Government introduced a comprehensive, multi-stage, destination based national goods and services tax (“GST”) that combines taxes and levies by the Central and State Governments into a unified tax structure. The implementation of the GST has a significant impact on overall tax computation and compliance. We believe that the GST may have an impact on our margins.  We have implemented the necessary changes to our business processes, accounting, and information systems to fully comply with this new law. We may incur additional tax compliance costs under this new tax law.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There have been no material changes to our critical accounting policies and estimates from the information provided in our Annual Report on Form 10-K for fiscal year end March 31, 2017.

RESULTS OF OPERATIONS

The following table presents, for the second quarter and first six months of fiscal 2018 and fiscal 2017, the components of our consolidated statements of income:

	Second Quarter Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Net revenue	$70,090	$162,560	$178,632	$256,802

Cost of revenue	6,987	130,659	26,873	199,605

Gross profit	63,103	31,901	151,759	57,197

Operating expenses
Selling, general, and administrative expenses	143,488	93,079	319,665	141,246
Legal and consulting expenses	50,024	73,093	97,647	150,061

Income (loss) from operations	(130,409)	(134,271)	(265,972)	(234,110)

Other income (expense)
Depreciation and amortization	(80,643)	(52,244)	(199,547)	(101,748)
Interest income	164		164
Interest expense	(9,095)	(37,068)	(69,589)	(71,458)
Total other income (expense)	(89,574)	(89,312)	(268,972)	(173,206)

Income (loss) before income tax expense	(219,983)	(223,583)	(534,525)	(407,316)
Income tax benefit (expense)	78,529	43,069	170,529	96,757

Net income (loss)	$(141,454)	$(180,514)	$(363,996)	$(310,559)

During the second quarter of fiscal 2018, we continued to add new markets and add an increasing number of sales agents that offer our services, however, to gain market share we have reduced our revenue margins, resulting in a decrease in net revenue.  Our costs of revenue associated with our gross revenue products have declined and operating expenses increased as we expanded our market reach and drove the increase in net loss from operations.

SECOND QUARTER ENDED SEPTMBER 30, 2017 COMPARED TO SECOND QUARTER ENDED SEPTEMBER 30, 2016

Revenue

Net revenues for the second quarter ended September 30, 2017 were $70,090 compared to $162,560 for the second quarter ended September 30, 2016. Net revenue for the quarter ended September 30, 2017 consisted of $18,070 from air ticketing compared to $28,971 in the prior year quarter, $0 from bus ticketing compared to $1 in the prior year quarter, $4,467 from rail ticketing compared to $9,038 in the prior year quarter, $0 from hotel booking compared to $2,237 in the prior year quarter, $7,121 from vacation packages compared to $100,843 in the prior year quarter, $5,962 from payment services compared to $2,719 in the prior year quarter, and $34,470 from incentives from our aggregators and suppliers and fees, penalty income and surcharges from our travel agent customers compared to $18,751 in the prior year quarter. The primary driver is decreases in air ticketing, rail ticketing, hotel booking and vacation packages, slightly offset by an increase in payment services and in incentives from our aggregators and suppliers. The decrease in net revenues resulted from a decrease in pricing to our end user travel agent customers as our focus has been on acquiring market share through offering lower pricing than our competitors with a focus on generating gross bookings.  As described under the heading “Operating Metrics,” gross bookings increased from $1,934,999 during the quarter ended September 30, 2016 to $6,320,230 during the quarter ended September 30, 2017.  The increase in gross bookings was the result of increasing the number of travel agents and entering new markets, selling at reduced margins, and growth in the payment services product.

Cost of Revenues and Gross Profit

The cost of revenue for the second quarter ended September 30, 2017 was $6,987 compared to $130,659 for the prior year quarter. The cost of revenue represents fees charged by our suppliers on gross revenue products including some hotel bookings and vacation packages. The decrease in cost of revenue from the second quarter ended September 30, 2017 compared to the prior year quarter was primarily driven by decreases in the costs associated with our hotel bookings and vacation packages as our hotel bookings and vacation package revenue declined in the second quarter of fiscal 2018. We are continuing to manage our cost of revenue by optimizing pricing from our suppliers and aggregators to increase our profitability and by implementing pricing algorithms and profitability calculations.

Gross profit from revenues for the second quarter ended September 30, 2017 was $63,103 compared to $31,901 for the prior year quarter.  The $31,202 increase is driven primarily by a decrease in costs to provide revenue.

Operating Expenses

Total operating expenses for the second quarter ended September 30, 2017 were $193,512 compared to $166,172 for the prior year quarter. Our operating expenses include our sales and marketing, payroll and general and administrative costs.  Total operating expenses were impacted by an increase in costs relating to headcount and sales and marketing as we have spent on sales and marketing to increase market share. Included in our operating expenses is $50,024 in legal and consulting expenses associated with our operating as an Exchange Act reporting company, down from $73,093 in the prior year quarter.  This decrease was the result of the prior year quarter including the expenses associated with our initial Form S-1 filing with the SEC.

We expect our sales and marketing expenses to increase as we continue to grow the business and hire experienced personnel to support our growing business and operations. Our general and administrative expenses are expected to continue to increase as we incur expenses associated with being an Exchange Act reporting company and having our shares quoted on the OTCQB Market.

SIX MONTHS ENDED SEPTMBER 30, 2017 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 2016

Revenue

Net revenues for the six months ended September 30, 2017 were $178,632 compared to $256,502 for the six months ended September 30, 2016. Net revenue for the six months ended September 30, 2017 consisted of $39,970 from air ticketing compared to $56,363 in the prior period, $0 from bus ticketing compared to $281 in the prior period, $13,363 from rail ticketing compared to $9,858 in the prior period, $819 from hotel booking compared to $3,711 in the prior period, $25,994 from vacation packages compared to $147,529 in the prior period, $12,600 from payment services compared to $4,590 in the prior period, and $85,886 from incentives from our aggregators and suppliers and fees, penalty income and surcharges from our travel agent customers compared to $34,470 in the prior period. The primary drivers were decreases in air ticketing, bus ticketing, hotel booking and vacation packages, offset by an increase in rail ticketing, payment services and in incentives from our aggregators and suppliers. The deceases in net revenues result from a decrease in pricing to our end user travel agent customers as our focus has been on acquiring market share through offering lower pricing than our competitors with a focus on generating gross bookings. As described under the heading “Operating Metrics,” gross bookings increased from $3,187,394 during the six months ended September 30, 2016 to $15,223,309 during the six months ended September 30, 2017.  The increase in gross bookings was the result of increasing the number of travel agents and entering new markets, selling at reduced margins, and growth in the payment services product.

Cost of Revenues and Gross Profit

The cost of revenue for the six months ended September 30, 2017 was $26,873 compared to $199,605 for the prior period. The cost of revenue represents fees charged by our suppliers on gross revenue products including some hotel bookings and vacation packages. The decrease in cost of revenue from the six months ended September 30, 2017 compared to the prior period was primarily driven by decreases in the costs associated with our hotel bookings and vacation packages as our hotel bookings and vacation package revenue declined in the first six months of fiscal 2018. We are continuing to manage our cost of revenue by optimizing pricing from our suppliers and aggregators to increase our profitability and by implementing pricing algorithms and profitability calculations.

Gross profit from revenues for the six months ended September 30, 2017 was $151,759 compared to $57,197 for the prior period.  The $94,562 increase is driven by a decrease in costs to provide revenue.

Operating Expenses

Total operating expenses for the six months ended September 30, 2017 were $417,312 compared to $291,307 for the prior period. Our operating expenses include our sales and marketing, payroll and general and administrative costs, and these costs increased as our headcount and sales and marketing costs have increased as we focus on gaining market share. Included in our operating expenses is $97,647 in legal and consulting expenses associated with our operating as an Exchange Act reporting company, down from $150,061 in the prior period.  This decrease was the result of the prior year quarter including the expenses associated with our initial Form S-1 filing with the SEC.

We expect our sales and marketing expenses to increase as we continue to grow the business and hire experienced personnel to support our growing business and operations. Our general and administrative expenses are expected to continue to increase as we incur expenses associated with being an Exchange Act reporting company and having our shares quoted on the OTCQB Market.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2017, we had $1,420,494 in cash and cash equivalents, compared to $516,707 as of March 31, 2017. The $903,787 increase in cash was driven by sales of common stock of $551,000 during the quarter ended September 30, 2017 and $547,000 during the quarter ended June 30, 2017, which offset our year to date net loss of $309,360. As of September 30, 2017, we had stockholders’ equity of $1,145,637 compared to a deficit of $88,394 at March 31, 2017, which resulted from sales of common stock and conversions of notes payable into common stock offset by an increase in operating losses during the quarter ended September 30, 2017.

Our primary source of working capital to date has been through the sale of common stock and the sale and issuance of convertible notes.  Our long-term focus remains on deriving net cash flow from operations.

Cash Flows: The following table is a summary of our Consolidated Statements of Cash Flows:
	Six Months Ended
	September 30,	September 30,
	2017	2016
Cash Provided by (Used in):
Operating Activities	$(201,901)	$(179,522)
Investing Activities	7,688	(3,390)
Financing Activities	1,098,001	126,042

Operating Activities: Net cash used by operations was $201,901 during the six months ended September 30, 2017 compared to a cash use from operating activities of $179,522 during the six months ended September 30, 2016.

Year-over-year cash used by operations is has increased as operating losses have increased.

Investing Activities: During the six months ended September 30, 2017, there was a cash provision of $7,688 from investing activities compared to a cash use of $3,390 during the six months ended September 30, 2016.  These amounts represent net changes in property, plant, and equipment and intangible assets.

Financing Activities: During the six months ended September 30, 2017, there was $1,098,001 of cash provided by financing activities compared to a cash provision of $126,042 during the six months ended September 30, 2016.  Cash generated during the six months ended September 30, 2017 resulted from the sale of common stock pursuant to a private placement, offset by the conversion of notes payable into common stock.

We presently do not have a senior credit or revolving credit facility and do not expect to obtain one in the foreseeable future.

We will require additional capital to continue to fund our operations and will look to raise funds through public and private offerings of our securities.  We estimate that we will require approximately $1.0 million and $5.0 million in the next 12 and 24 months to support our continued operations.

We took the following steps during fiscal 2017 and fiscal 2018 to manage our liquidity and to avoid default on any material third-party obligations:

•       We continue to employ “on demand” procurement processes for travel products that we sell to our customers. We also continue our attempts to collect customer payments promptly based on their payment terms, which has helped us manage our working capital needs.

•       We raised $150,000 in the first quarter of fiscal 2017 pursuant to the Company’s issuance of a convertible note. The note had a three-year term and beared interest at the rate of six percent payable at maturity. The principal amount of the note was convertible into shares of the Company’s common stock at the noteholder’s option at maturity. This note was converted into 3,924,088 shares of common stock on July 15 and 16, 2017.

•       We issued a convertible note to Takniki Communications, an affiliate owned by Mr. Mandloi, our vice president and director, totaling $695,000 in the third quarter of fiscal 2017. This note was issued pursuant to a Software Development Agreement dated September 23, 2016 between Takniki Communications and the Company to finance the upgrade of our Travelcord operating software.  The note has a three-year term and bears interest at the rate of ten percent payable at maturity. The principal amount of this note is convertible into shares of the Company’s common stock at the noteholder’s option at maturity.

•       We sold $460,000 of the Company’s common stock during the third quarter of fiscal 2017 and another $190,000 during the fourth quarter of fiscal 2017.

•       We sold $547,000 of the Company’s common stock during the first quarter of fiscal 2018 and another $551,000 during the second quarter of fiscal 2018.

•       The Company’s common stock is now quoted on the OTCQB Market.

There are no assurances that these steps will generate sufficient cash flow from operations or that we will be able to obtain sufficient financing necessary to support our working capital requirements. We can also give no assurance that additional capital financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, we may not be able to continue our operations or execute our business plan.

OPERATING METRICS

In evaluating our business, we use operating metrics, including gross bookings and revenue margin. Gross bookings is a measure of total dollar volume of transactions that we process. This metric is an operating metric used by management, the investor community, and analysts who follow the travel industry to measure our market share and to measure our scale and growth. We calculate revenue margin as revenue as a percentage of gross bookings.

	Quarter Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016

Gross Bookings[1]	$6,320,230	$1,934,399	$15,223,309	$3,187,394

Revenue Margin[2]	1.1%	8.4%	1.2%	8.1%

1Gross bookings represent the total retail value of transactions booked through us, generally including taxes, fees and other charges, and are generally reduced for cancellations and refunds.

2Revenue margin is defined as revenue as a percentage of gross bookings

The increase in gross bookings for the quarter and six months ended September 30, 2017 were driven by increases in air, bus, and rail ticketing, payment services, and incentives offset by decreases in hotel and vacation packages.  Revenue margin has declined quarter over quarter and year to date compared to the prior year due to price pressure on air ticketing, low margin rail and bus ticketing, and payment services outpacing higher margin vacation packages and incentives.  The Company has been focused on growing it’s market share by offering lower pricing than its competitors offer, which has resulted in a decline in its revenue margin.

OFF BALANCE SHEET ARRANGEMENTS

As of September 30, 2017, we had no off-balance sheet arrangements.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Act of 1934, as amended, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer, based on their evaluation of TripBorn’s disclosure controls and procedures as of September 30, 2017, have concluded that TripBorn’s disclosure controls and procedures are effective as of that date.

Changes in Internal Control Over Financial Reporting

As a newly public company, we have not yet been required to provide a report of management’s assessment regarding internal control over financial reporting.

PART II.

ITEM 1.  LEGAL PROCEEDINGS

None.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors as previously disclosed in our Annual Report on Form 10-K for the year ended March 31, 2017 filed with the SEC on June 29, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 14, 2017.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On July 12, 2017, we closed on the sale of an aggregate of 166,667 shares of the Company’s common stock pursuant to a subscription agreement between us and one investor, resulting in gross proceeds to us of $50,000.

On July 17, 2017, we closed on the sale of an aggregate of 1,333,334 shares of the Company’s common stock pursuant to a subscription agreement between us and four investors, resulting in gross proceeds to us of $400,000.

On July 21, 2017, we closed on the sale of an aggregate of 170,000 shares of the Company’s common stock pursuant to a subscription agreement between us and one investor, resulting in gross proceeds to us of $51,000.

On July 25, 2017, we closed on the sale of an aggregate of 166,667 shares of the Company’s common stock pursuant to a subscription agreement between us and one investor, resulting in gross proceeds to us of $50,000.

Each of the above transactions was exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act. In reliance on this exemption, we considered the following:

•	The company did not engage in any general solicitation or advertising;

•	The investors had a pre-existing, substantive relationship with the Company’s executive officers and directors Deepak Sharma and Sachin Mandloi;

•	The investors are sophisticated in matters of finance and business;

•
The investors were given access to the type of information regarding the Company that would typically be included in a prospectus used in connection with an offering registered with the Securities and Exchange Commission; and

•	The investors have agreed to hold the securities for their own account, and not with a view to distribute the securities.

On July 15 and 16, 2017, three accredited investors elected to convert an aggregate of $500,000 of convertible debt into 13,080,292 shares of the Company’s common stock pursuant to a letter agreement dated July 14, 2017. This issuance was made in reliance on an exemption from registration set forth in Section 3(a)(9) of the Securities Act. The issuance did not result in any proceeds to the Company.

ITEM 5.  OTHER INFORMATION
None.

ITEM 6. EXHIBITS
The exhibits listed below are part of this Quarterly Report on Form 10-Q.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2017	TripBorn, Inc.

	By:	/s/ RICHARD J. SHAW
Richard J. Shaw
Chief Financial Officer, Principal Financial Officer, and Authorized Officer

Index to Exhibits

Exhibit Number		Description
31.1		Certification of TripBorn, Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Certification of TripBorn, Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1		Certification of TripBorn, Inc. Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2		Certification of TripBorn, Inc. Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	.CAL	XBRL Taxonomy Extension Calculation Linkbase
101	.INS	XBRL Instance Document
101	.LAB	XBRL Taxonomy Extension Label Linkbase
101	.PRE	XBRL Taxonomy Extension Presentation Linkbase
101	.SCH	XBRL Taxonomy Extension Schema Linkbase
101	.DEF	XBRL Taxonomy Extension Definition Linkbase

*          Indicates a management contract or compensatory plan, contract or arrangement.